Robert Goedert, P.C. To Call Writer Directly:	300 North LaSalle Chicago, IL 60654 United States	Facsimile:
+1 312 862 7317	+1 312 862 2000	+1 312 862 2200
rgoedert@kirkland.com
www.kirkland.com

April 30, 2019

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Melissa Walsh

Stephen Krikorian

Bernard Nolan

Barbara C. Jacobs

Re:                             Roaring Fork Holding, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted April 1, 2019

CIK No. 0001679826

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Roaring Fork Holding, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 10, 2019, from the staff of the SEC (the “Staff”), as well as additional comments raised orally in conversations with the Staff on April 11, 2019.  The Company’s responses below correspond to the captions and numbers of the comments raised in the letter (which are reproduced below in italics) and the additional oral comments. For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted to the SEC on April 1, 2019.  Where applicable, we have also referenced in the Company’s responses set forth below

Beijing  Boston  Dallas  Hong Kong  Houston  London  Los Angeles  Munich  New York  Palo Alto  Paris  San Francisco  Shanghai  Washington, D.C.

the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment.  In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Prospectus Summary

Overview, page 1

1.                                      Your revised disclosure in response to prior comment 1 includes neither the total number of customers nor the number of new customers with ARR over $250,000 as of December 31, 2017. We believe such information would provide important context since you state that your future revenue and operating results are dependent in part on acquiring new customers and retaining existing customers. Your disclosure appears to suggest that an increasing number of customers have exceeded $250,000 ARR as of their initial purchase. Please revise or advise.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on page 2, 73, 76 and 101 of the Prospectus, to add the bolded language below reflecting the total number of customers as of December 31, 2017.

Pages 2

Our customers with annual recurring revenue, or ARR, over $250,000 increased from 144 at December 31, 2017 to 202 at December 31, 2018, representing a growth rate of 40%. Our total customers increased from 1,264 at December 31, 2017 to 1,284 at December 31, 2018.  The gross increase in total customers was partially offset by customer churn, primarily consisting of non-regrettable churn of customers with ARR below $25,000.

Page 73, 76 and 101

Our customers with ARR over $250,000 increased from 144 at December 31, 2017 to 202 at December 31, 2018, representing a growth rate of 40%. Our total customers increased from 1,264 at December 31, 2017 to 1,284 at December 31, 2018. The gross increase in total customers was partially offset by customer churn, primarily consisting of non-regrettable churn of customers with ARR below $25,000.

The Company also advises the Staff that the observed increase in the number of its customers deploying a combination of solutions across multiple business units, functions and use cases in their initial purchase is not correlated with an increasing number of customers exceeding $250,000 ARR as of their initial purchase.  Customers deploying in this manner with their initial purchase may have ARR under $250,000 or well in excess of $250,000, but the Company does not believe there is a way to quantitatively demonstrate that trend to investors that would be meaningful given other trends and variables in the same data.  Additionally, the Company has not included the number of new customers with ARR over $250,000 as of December 31, 2017 because it does not disclose the total number of customers with ARR over $250,000 as of December 31, 2016, and the number of new customers would simply be the net year-over-year change.

Risk Factors

Risks Relating to Our Business

If we are unable to enhance and deploy our cloud-based offerings…, page 15

2.                                      In response to prior comment 2, you provide additional disclosure regarding revenue from subscription term-based licenses versus revenue from subscription SaaS and support and maintenance. As support and maintenance revenue is included in SaaS revenue, please contextualize the disclosure by addressing the extent of your dependence on on-premise offerings and on growth in cloud-based offerings.

Response

In response to the Staff’s comment, the Company has supplemented the risk factor on pages 15 and 16 of the Prospectus, by adding the bolded language below:

For the year ended December 31, 2017, $122.1 million, or 71%, of our total revenue was from subscription term-based licenses, whereas $38.1 million, or 22%, of our total revenue was from subscription SaaS and support and maintenance.  For the year ended December 31, 2018, $133.7 million, or 66%, of our total revenue was from subscription term-based licenses whereas $51.3 million, or 25%, of our total revenue was from subscription SaaS and support and maintenance. The remainder of our revenue, or $12.3 million and $16.6 million for the years ended December 31, 2017 and 2018, respectively, was attributable to professional services and other. All of our revenue from support and maintenance and a portion of our revenue from professional services is associated with our on-premise offerings.  As a result, for the periods presented, the percentage of our total revenue from all revenue sources associated with on-premise offerings was significantly higher than the percentage of our total revenue based solely on subscription term-based licenses and we expect this to remain true for the foreseeable future.

The Company also informs the Staff that it is not able to quantitatively emphasize this dependence as it does not track revenue from professional services to customers with hybrid deployments in a manner that would allow it to distinguish which revenue was associated with on-premise or cloud deployments of the Company’s offerings.  Moreover, such amounts would not be derivable from the face of the Company’s financial statements and would, in the Company’s view, be an additional non-GAAP revenue metric that could potentially confuse investors without adding meaningful marginal disclosure.

Risks Relating to Our Common Stock and This Offering

Our certificate of incorporation will designate the Court of Chancery…, page 52

3.                                      Your forum selection provision will identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” In this regard, you state that “it will not apply to suits to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.” Please disclose whether this provision will apply to actions arising under the Securities Act. In this regard, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision will apply to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision will not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in the certificate of incorporation states this clearly. Finally, reconcile this disclosure with the corresponding disclosure on page 142.

Response

In response to the Staff’s comment, the Company has supplemented the risk factor on page 52 of the Prospectus, by adding the bolded language below:

Pursuant to our certificate of incorporation to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for . . . any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Additionally, the Company has supplemented the corresponding disclosure on page 143 of the Prospectus, by adding the bolded disclosure below:

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for . . .  any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Business

Our Market Opportunity

The Staff orally asked the Company for clarification as to how it calculated average contract term.

Response

The Company advises the Staff that the two year average contract term disclosed in the Registration Statement was calculated by averaging the initial contract term of all subscription contracts outstanding at December 31, 2018.

*   *   *   *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Raj Dani
Roaring Fork Holding, Inc.